

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via e-mail
James W. Ketner
President/Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, Texas 76021

> **Re: Galenfeha, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2013**
> **File No. 333-188800**

Dear Mr. Ketner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. In this regard, we note the following:

   - you are a development stage company with no revenues and have received a going concern opinion from your auditor;

   - you issue penny stock;

   - you have nominal assets consisting only of cash; and

   - you anticipate that you will need additional funding to implement your business plan, but there appear to be no efforts or current plans for obtaining this funding.

These facts suggest that you are a blank check company and thus the terms of your offering should comply with Rule 419 under the Securities Act of 1933, as amended. Please revise this registration statement accordingly. Please see Rule 419 and Securities Act Release No. 6932 (April 13, 1992).

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Your offering appears to be an indirect primary offering by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters.

Prospectus Summary, page 4

The Company, page 4

4. Please revise your prospectus, here and throughout, particularly in the Description of Business section on page 14, to describe your proposed business in greater detail. You currently give no indication of your expected future source of revenue, the expected timeline to receipt of that revenue, or the manner in which the research and development to develop your product. The disclosure you provide is limited to stating that you "intend [to] develop[] new technology to more efficiently produce sustainable energy." Please indicate what form of technology or product you intend to develop, as well as what form of sustainable energy you intend to improve the efficiency of. You state on page 15 that "once this technology is developed … large scale energy producers will want to implement our technology," yet provide no indication of what your technology consists of or what advantage it will hold for large scale energy producers. Similarly, please clarify what the source of revenue for your company will be. If you are selling products, describe the product; if you intend to license intellectual property, explain the subject matter of that intellectual property.

Emerging Growth Company Status, page 4

5. You state in the final sentence under this heading that you intend to take advantage of the extended compliance period for new or revised accounting standards extended to emerging growth companies by the JOBS Act. However, on page nine you "irrevocably

elect[] not to avail [yourself] of this exemption from new or revised accounting standards." Please revise to correct this discrepancy.

Risk Factors, page 5

Risks Related to Our Company, page 5

Our Directors, and current President and Chief Executive officer may be involved with other business interests, page 6

6. Please explain the risks referred to in this heading in greater detail. Please describe the potential obligations which could cause your business to lose Mr. Ketner. Please also describe in greater detail the risks posed by the fact that your "Directors hold other business interests."

We have requirements for and there is an uncertainty of access to additional capital, page 6

7. Please describe in greater detail here and in MD&A as applicable the expected development costs of your company. In addition, please describe in greater detail your plans, if any, to fund your business. Please also describe in greater detail the shortfall between your current operating funds and those needed to complete your intended plan of operations. Please combine this heading with the subsequent heading if appropriate.

Our officers and directors may have a conflict of interest with the minority shareholders, page 7

8. Please clarify the identity of the "affiliates" referred to in the penultimate sentence under this heading.

The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, page 7

9. Please revise your disclosure under this heading, which states only Mr. Ketner has experience managing a publicly traded company, with the disclosure reading Mr. Owston's experience on the Board of Kelyniam Global provided on page 19.

Risks Related to Our Capital Stock, page 8

Our articles of incorporation provide for indemnification of officers and directors at our expense and limit their liability which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors, page 8

10. You state here that your articles of incorporation provide for the indemnification of your directors, officers, employees and agents under certain circumstances. You state on page

23 that your articles do not contain any such provision. Please revise to correct this discrepancy.

11. You state that "[w]e will also bear the expenses of such litigation… upon such person's written promise to repay us." Please describe the location of the provision, if such exists, creating this obligation on the part of your company. It does not appear to be in the articles or bylaws filed with the Commission.

Our common stock is considered a penny stock, which may be subject to restrictions on marketability, so you may not be able to sell your shares, page 9

12. Please revise the first sentence under this heading to indicate that you are currently subject to the penny stock rules.

Forward-looking Statements, page 11

13. Please explain or revise the third sentence under this heading, which reads "[f]urther any safe harbor protections implied or stated do not apply to any statements made in connection with the offer."

14. We note your references to "forward-looking statements within the meaning of Section 27A of the … Securities Act … and Section 21E of the Exchange Act." Please note that the forward-looking statement safe harbors provided by the Private Securities Litigation Reform Act are not available in the context of an initial public offering or for penny stock issuers

Selling Security Holders, page 11

15. You state that "[t]he common shares being offered for resale by the selling security holders consist of … common stock held by 39 shareholders." However, you only list 38 selling shareholders. Please revise.

16. We note your disclosure that selling security holder Jason Strain beneficially owns 40,000 shares. In Item 11 of the Form D you filed on April 18, 2013, you disclosed that the minimum investment you accepted from any outside investor was $2,500. Under this heading, you disclose that the shares sold in your private offering were at an offering price of $0.025, which indicates that you received $1,000 from Mr. Strain. Please supplementally explain this inconsistency.

Description of Business, page 14

17. Please thoroughly revise this section to describe, in clear and precise terms, what your business model consists of. Please see our comment above. In addition, please ensure

that your next amendment includes the disclosure called for Items 401(h)(4)(i), (iii), (iv), and Item 401(h)(5).

18. You state no person other than Mr. Ketner has acted as a promoter of Galenfeha. This conflicts with your disclosure on page 22 that all of your directors may be considered promoters of Galenfeha. Please revise.

19. You state that there are any agreements with you pursuant to which Mr. Ketner is to receive any from you or provide you anything of value. It appears that you owe Mr. Ketner $615 of incorporation costs and have an employment agreement with him. Please revise appropriately.

20. In the second paragraph on page 15 you state that "we believe we currently have the technology to start producing energy with Galenfeha technology." Under the heading Market Analysis on that page you state that "[w]e believe we have a better way to generate energy production … providing a cleaner solution than what exist[sic] today." On page 17, in bullet point 14, you refer to "existing products." Please revise or explain these statements, which run contrary to your statements that (a) you have no product or technology, and (b) you will be providing services to energy producers, rather than producing energy yourself.

Description of Property, page 16

21. Please revise the disclosure under this heading to clarify that your space is leased, as stated on page 17. Please see Item 102 of Regulation S-K, which calls for the disclosure of properties not held in fee.

Market for Common Equity and Related Stockholder Matters, page 16

22. Please revise to include the information called for by Item 201(a)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

23. Please revise to include a detailed discussion of the costs and capital expenditures associated with your plan operation, including but not limited to the costs of opening your offices and research and development facilities, research and development itself, maintaining your status as a public company and hiring the contractors you contemplate working with. Please see Item 303(a)(2)(i).

Plan of Operations, page 17

24. Please reconcile the statement in the second sentence under this heading that you believe you have sufficient funding for the next 12 months with the numerous portions of your

prospectus stating that you will need further financing and relating to your status as a going concern.

25. The third paragraph under this heading states that your business activities and related expenses in each phase will be affected from the proceeds from the sales of shares in this offering received by the Company. The final sentence of the first paragraph on page 18 makes a reference to your company operating for at least 12 months due to this offering. The Company will not be receiving any proceeds from this offering. Please revise.

26. Please supplementally provide us the information supporting your 2013 Statement of Work, including your movement from opening your search and development facility in June to having products at market within six months.

27. You state in the first sentence of the final paragraph under this heading that Mr. Ketner contributed $7,500 to the company in exchange for equity on March 20, 2013. You state on page 23 that this transaction occurred on March 31, 2013. Please revise to resolve this discrepancy.

Results of Operations for the Period from Inception through March 31, 2013, page 17

28. You state in the third paragraph under this heading that your proposed business is an "on-line ergonomic product retailer." Please revise.

Directors, Executive Officers, Promoter and Control Persons, page 18

29. Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director, as well as the business experience for each director over the past five years. See Item 401(e)(1) of Regulation S-K. Please also ensure that disclosure regarding other directorships held in the last five years is included. See Item 401(e)(2) of Regulation S-K. We note your disclosure that Mr. Owston was on the Board of Kelyniam Global, Inc., but you do not provide a timeframe for his duration as director.

30. Please clarify the third sentence of Mr. Ketner's biography, which reads in salient part "[h]e has a successful track record of Directing Public Companies, Securities Law, U.S. and International Regulatory Agencies."

Significant Employees, page 20

31. Please explain the second sentence under this heading, and describe the financing referred to by the language "funding pursuant to our business plan."

Executive Compensation, page 20

32. Your disclosure that there is an executive employment compensation agreement with Mr. Ketner contradicts multiple statements elsewhere in this prospectus that no arrangements have been made for paying cash to officers or directors, including in the subsequent paragraph. Please revise throughout your prospectus.

33. Please revise your summary compensation table, which displays Mr. Ketner having a salary of $24,000, but receiving $0 total compensation.

Security Ownership of Certain Beneficial Owners and Management, page 22

34. Please revise the final sentence under this heading, which states that your company has only one shareholder.

Certain Relationships and Related Transactions, page 22

35. Please revise this section to include the disclosure called for by Item 404(c) of Regulation S-K regarding your promoter(s).

Recent Sales of Unregistered Securities, page 23

36. Please ensure that the dates and exemptions from registration for each of the transactions described here are disclosed. Please see Items 701(a) and 701(d) of Regulation S-K.

Signatures, page 26

37. Please ensure that the next amendment is signed by a majority of your Board of Directors, as well as by Mr. Ketner acting in his capacities as CEO, CFO, and Principle Accounting Officer. Please see Instruction 1 to the Signatures section of Form S-1, on page seven of that form.

Exhibit 23.1

38. It appears that you have provided your auditor's report on your financial statements instead of the consent from your auditors. Please amend your filing to provide a consent from your independent auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3555 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief